Mail Stop 4561

June 18, 2007

Mr. William A. Osborn
Chairman of the Board and
Chief Executive Officer
Northern Trust Corporation
Fifty South La Salle Street
Chicago, Illinois 60603

      Re: **Northern Trust Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 28, 2007
             File No. 000-05965

Dear Mr. Osborn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief